UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at October 1, 2009

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: October 6, 2009

* Print the name and title of the signing officer under his signature

  1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.continentalminerals.com

CONTINENTAL ANNOUNCES PRIVATE PLACEMENT TO RAISE $25 MILLION

October 1, 2009, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) is pleased to announce that it has entered into a private placement agreement (the "Agreement") with a wholly owned subsidiary of Zijin Mining Group Co., Ltd. ("Zijin Mining") as part of a C$25 million private placement (the "Offering").

Pursuant to the Agreement, Zijin Mining has agreed to purchase 21,121,495 common shares of the Company (the "Shares"), at a price of C$1.07 per Share, for gross proceeds to Continental of C$22,599,999.65. The balance of the Offering has been subscribed for by other non-related parties. A commission equal to 6% of the proceeds from the Offering is payable.

Zijin Mining will be entitled to appoint one director to the board of directors of the Company. Zijin Mining has also agreed to provide additional key support to the Xietongmen Project, including assistance in obtaining all permits, approvals and licenses required for development and operation of the Xietongmen mine and to assist the Company in maintaining good relationships with appropriate departments of the central government of the People's Republic of China and the provincial level government of the Tibet Autonomous Region.

The Offering is subject to approval by the board of directors of the Company and the receipt of all regulatory approvals, including from the TSX Venture Exchange. The Shares issued pursuant to the Offering will be subject to a four month hold period in accordance with applicable Canadian securities laws. The Shares issued to Zijin Mining will also be subject to a voluntary pooling agreement between Zijin Mining and the Company.

The proceeds of the Offering shall principally be used for engineering and development of the Xietongmen Project in China and for general corporate purposes.

Zijin Mining is a leading Chinese mining group engaged in the exploration, mining and refining of gold and base metals at its mines in China and internationally. Zijin Mining is China's largest gold producer and third largest copper producer. The shares of Zijin Mining are listed on the Hong Kong and Shanghai stock exchanges.

Zijin Mining Chairman Chen Jinghe said " We see the investment in Continental as an opportunity to aggressively expand our footprint in China by investing in a robust project in the final permitting stage."

Continental President and CEO Dave Copeland said " Zijin Mining is a highly respected entrepreneurial mining group and the introduction of Zijin Mining will allow us to aggressively advance the permitting and development of the Xietongmen Project. Our goal is to build an economically robust project that integrates high standards of environmental performance and brings real benefits to the region. Continental and the Xietongmen Project are in a unique position at an opportune time to take advantage of China's tremendous need for copper materials, development projects and investment opportunities within its economy."

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
On behalf of the Board of Directors

David Copeland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.